July 2, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attention:	Blaise Rhodes
Adam Phippen
Katherine Bagley
Lilyanna Peyser

Re:	Amergent Hospitality Group Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form 10-12G
Filed July 2, 2020
File No. 000-56160

Ladies and Gentlemen:

Please find the Company’s responses to your letter dated July 1, 2020 set forth below. We have reproduced the text of your comments for ease of reference. We are submitting this letter concurrently with our Amendment No. 3 to Form 10-12G (“Form 10/A”) which has been revised to respond to your comments.

Amendment No. 2 to Registration Statement on Form 10-12G, filed June 23, 2020

Item 1. Business

Overview, page 15

1.	We note your response to comment 5 and your amended disclosure on page 15, but the amended disclosure is not fully responsive to our comment. Please amend your disclosure to describe the amount of control you have in the daily operations of your franchisees, including the “certain operational and certification requirements” required of your franchisees by the franchise agreements.

We revised our disclosure to clarify that that while the franchisees have full control over the day to day operations of the franchises, the franchises must be operated in strict compliance with our operations manual. Our operations manual prescribes staffing requirements, minimum months, days and hours of operation, techniques and processes for service, length and method of training personnel, working capital and inventory requirements, accounting system and other operational standards. We further expanded our disclosure to describe our rights and obligations under the franchise agreements and protection of our confidential information.

2.	We note your response to comment 6 that “[t]here are no longer any arrangements whereby net income is allocated 80%/20% after the investor’s recoupment of the initial investment,” and it appears that you have removed references to this arrangement from your description of business. Nevertheless, it appears that Note 17 on page F-58 still references these arrangements. For consistency, please remove the references to these arrangements from your filing, or tell us why you reference the same in the note.

We have deleted the reference to any arrangements whereby net income is allocated 80%/20% after the investor’s recoupment of the initial investment from Note 17 on page F-58.

Critical Accounting Policies

Goodwill and Intangible Assets, page 41

3.	We note your disclosure that, given the impairment charge on Hooters in 2019 and “the substantial excess of book value of the Company’s remaining reporting unit over its estimated fair value as of March 31, 2020, the Company does not anticipate further impairment of goodwill in the near-term.” This disclosure appears inconsistent with the disclosure that “the assigned goodwill exceeded its book value by approximately $2,400,000,” and the disclosure on page 42 that “the fair value of your remaining reporting unit with assigned goodwill was substantially in excess of its carrying value.” Please revise to clarify.

The disclosures in Critical Accounting Policies Goodwill and Intangible Assets on page 41 has been revised to state that “Given the impairment charge on the Hooters reporting unit in 2019 and the substantial excess of the estimated fair value of the Company’s remaining reporting unit over its book value as of March 31, 2020, the Company does not anticipate further impairment of goodwill in the near-term.”

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We hope the company’s responses resolve the Staff’s comments. Please do not hesitate to contact the undersigned with any questions.

Very truly yours,

LIBERTAS LAW GROUP, INC.

/s/ Ruba Qashu

Tel: 949-355-5405

c:	Michael D. Pruitt, CEO Amergent Hospitality Group Inc.
Patrick Harkleroad, CFO Amergent Hospitality Group Inc